Filed by Royale Energy Holdings, Inc., Pursuant to Rule 425
under the Securities Act of 1933, as amended.
Subject Companies:  Royale Energy, Inc.,
Royale Energy Holdings, Inc., and
Matrix Oil Management Corporation
Date:  February 26, 2018
This filing relates to a proposed business
combination involving Royale Energy, Inc.,
Royale Energy Holdings, Inc., and
Matrix Oil Management Corporation
SEC File No. 333-216055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 26, 2018
(Date of earliest event reported)

Royale Energy, Inc.
(Exact name of registrant as specified in its charter)

CALIFORNIA	0-22750	33-02224120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1870 Cordell Court, Suite 210
El Cajon, California 92020
(Address of principal executive offices) (Zip Code)

(619) 383-6600
 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

■          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company          □

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section13(a) of the Exchange Act.          □

Item 8.01.          Other Events

SUPPLEMENT TO THE
JOINT PROXY STATEMENT/PROSPECTUS
Dated October 15, 2017
(Registration File No. 333-216055)
ROYALE ENERGY HOLDINGS, INC.
a Delaware corporation

The date of this Supplement is February 26, 2018.

This supplement (the “Matrix Supplement”) provides an update of certain information set forth in the Joint Proxy Statement/Prospectus dated as of October 15, 2017, filed with the Securities and Exchange Commission and given Registration File No. 333-216055 (the “Prospectus”) and should be read in conjunction with the information set forth in the Prospectus.  The Prospectus and this Matrix Supplement are collectively referred to herein as the “Disclosure Documents”.
 (i) the “Matrix LP Holders,”, which means the holders of limited partnership interests (other than the preferred limited partnership interests) of the following limited partnerships (collectively, the “Matrix LPs”):
(1) Matrix Investments, L.P., a California limited partnership;
(2) Matrix Las Cienegas Limited Partnership, a California limited partnership; and
(3) Matrix Permian Investments, LP, a Texas limited partnership,
(ii) the “Matrix Operator Holders,” which means the holders of the common stock of Matrix Oil Corporation, a California corporation (“Matrix Operator”), and
(iii) the “Matrix Preferred Holders,” which means of the preferred limited partnership interests (the “Matrix Preferred Interests”) of Matrix Investments, L.P., a California limited partnership.
The Disclosure Documents have been prepared to help the Matrix LP Holders, the Matrix Preferred Holders and the Matrix Operator Holders make an informed investment decision with respect to their participation in proposed transactions in connection with Amended and Restated Agreement and Plan of Merger dated effective as of December 31, 2016 (the “Merger Agreement”), by and among Royale Energy, Inc., a California corporation (“Royale”), Royale Energy Holdings, Inc., a Delaware corporation (“Parent”), Royale Merger Sub, Inc., a California corporation (“Royale Merger Sub”), Matrix Merger Sub, Inc., a California corporation (“Matrix Merger Sub”), and Matrix Oil Management Corporation, a California corporation (“Matrix”). The proposed transactions include:
(i) the closing of the Matrix Merger and the Royale Merger as described in the Merger Agreement (the “Mergers”) resulting in Matrix and Royale becoming wholly owned subsidiaries of the Parent;
(ii) each Matrix LP Holder exchanging its limited partnership interests of the Matrix LPs (other than the Matrix Preferred Interests) for common shares of stock of Parent (collectively, the “LP Exchanges”);
(iii) each Matrix Operator Holder exchanging its shares of common stock of Matrix Operator for common shares of stock of Parent (the “Matrix Operator Exchange”); and
(iv) each Matrix Preferred Holder exchanging its Matrix Preferred Interests for Series B 3.5% Convertible Preferred Stock of Parent (the “Preferred Exchange”).
Collectively the LP Exchanges, the Matrix Operator Exchange and the Preferred Exchange are referred to as the “Exchanges”.
The holders of the common stock of Matrix and the holders of the capital stock of Royale approved the Merger Agreement and the transactions contemplated thereby on November 16, 2017, subject to the conditions set forth in the Merger Agreement. As conditions to the closing of the Mergers, the consent to the Merger of Arena Limited SPV, LLC (“Arena”), or payment in full of certain amounts owed to Arena, is required, and the Matrix LP Holders, the Matrix Operator Holders and the Matrix Preferred Holders are required to approve the Exchanges. By way of this Matrix Supplement, Parent wishes to provide disclosure regarding certain recent developments following the date of the Prospectus.  Terms of the Mergers and the Exchanges are described in the Prospectus and remain the same except to the extent modified by certain additional proposed transactions described below.

The information in this Matrix Supplement supersedes any inconsistent information contained in the Prospectus. The Matrix LP Holders, the Matrix Operator Holders and the Matrix Preferred Holders should study carefully the information in the Disclosure Documents in evaluating the merits of approving the Exchanges. All capitalized terms used in this Matrix Supplement shall have the same meaning as when used in the Prospectus, unless the context otherwise requires. Cross references, unless otherwise indicated, are to portions of the Prospectus.
THE SECURITIES OFFERED IN THE EXCHANGES ARE SPECULATIVE, NON-LIQUID AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THOSE RELATED TO RECENT DEVELOPMENTS DISCLOSED IN THIS MATRIX SUPPLEMENT, AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.
1.          Arena Consent
In November 2017, when the Matrix shareholders approved the Merger Agreement, Arena, Matrix’s lead secured lender, indicated that they would not consent to the Merger Agreement as required by the loan agreement between Matrix, its affiliates and the secured lenders (the “Loan Agreement”).  The parties to the Merger have now reached an agreement with Arena in which Arena consents to the Merger (the “Consent”). The Consent advances the maturity date of the Loan Agreement to April 15, 2018, from its original maturity date of June 30, 2018, and it has material terms which affect Parent, Royale, Matrix, the Matrix Holders, the Matrix Operator and the Matrix Preferred Holders.  These terms include:
•
Arena waives certain defaults which have occurred under the loan agreement with the secured lenders, including (1) their failure to satisfy the Current Ratio financial covenant under the Loan Agreement for the months ending November 30, 2017 and December 31, 2017, and (2) failure to eliminate unsecured Indebtedness more than sixty (60) days beyond the invoice date, as required under the Loan Agreement.

•
Parent and Royale will assume certain obligations to the secured lenders under the security agreement previously entered by Matrix and its affiliates under the Loan Agreement including the shares of Royale, Matrix and its affiliates and the pledges of the assets of Royale and Parent to secure the Loan Agreement (excepting certain obligations of Royale incurred prior to execution of the Consent).

•
The borrowers under the Loan Agreement will pay a non-refundable amendment fee to Arena of $200,000, which shall be added to the principal balance of the loan and will pay the expenses of Arena, including legal fees, incurred in connection with entering into the Consent.

•	The interest rate under the Loan Agreement is increased by 5%, to the Adjusted LIBO Rate plus 14%.

•
On or before March 15, 2018, the borrowers under the Loan Agreement will either raise an additional $2 million in cash equity or retain an asset advisor firm acceptable to Agent to initiate the sale of Matrix, Royale and Parent as structured after giving effect to the Merger.

•	The borrowers, Royale and Parent will provide additional documents and information to Arena as Arena may reasonably request.
The Consent contains customary representations and warranties by the borrowers, Royale and Parent.
A copy of the Consent is attached to this Matrix Supplement and incorporated herein by reference.
2.          Sunny Frog Acquisition.
On November 28, 2017, Royale announced that Parent entered into a definitive purchase and sale agreement with Sunny Frog Oil LLC (“Sunny Frog”), in order to acquire a 50% non-operated working interest in oil and gas leases in the Sansinena and East Los Angeles fields operated by Matrix for an aggregate purchase price of approximately $15.0 million (the “Sunny Frog Acquisition”).  Sunny Frog will retain an overriding royalty interest in production of up to 300,000 barrels of oil from the leases. The overriding royalty interest will initially be 2.75% of production and will increase after 2018 by 1.00% annually to a maximum of 9.75% until the 300,000 barrel limit is reached.  The Sunny Frog Acquisition is premised upon obtaining financing for the $15.0 million purchase price. Royale has entered an agreement with Sunny Frog which will extend the deadline for making the acquisition to March 30, 2018.  In addition, the Parent, Matrix and Royale are pursuing a financing arrangement for the Sunny Frog Acquisition, in which Royale’s right to enter into the Sunny Frog Acquisition will be assigned to a newly formed joint venture, partially owned by Parent, which is described below as the Development JV.

3.          Proposed Equity Investor Financing.

Parent, Royale and Matrix have also entered into a non-binding letter of intent with a private equity investor to provide $25.0 million in capital (the “Equity Letter of Intent”).  As proposed in the letter of intent, Parent, Royale and Matrix would contribute all of their respective oil and gas properties located in the State of California other than certain Excluded Assets (described below), including the right to acquire the leasehold and mineral interests in the Sunny Frog Acquisition to a newly-formed California limited liability company (the “Development JV”), subject to the first lien mortgages on such properties securing the loan which will be required to complete the Sunny Frog Acquisition, and equity investor would contribute $25.0 million in cash to the new organization in exchange for preferred membership interests, described below, and warrants to acquire up to 4,000,000 shares of Parent’s common stock at an exercise price of $0.01 per share. The proposed equity investor financing would be conditioned on, and would close concurrently with the loan required to complete the Sunny Frog Acquisition.  The equity investor financing is subject to negotiation of definitive documentation and approval of the private equity investor’s credit committee.

The Equity Letter of Intent, if successfully concluded, would permit up to $20 million of proceeds of the private equity investor financing to be used to pay Matrix’s current senior lender, Arena Limited SPV, LLC, in full, to address Matrix and Royale’s past due vendor accounts payable, and provide working capital for Parent as it begins operations.  The remaining proceeds of the private equity investor financing would be retained by the Development JV for development of its oil and gas properties and for working capital and general corporate purposes.

The Equity Letter of Intent further provides that the Parent will retain a 20% equity interest in the Development JV, subject to the private equity investor’s preferred membership interest of 80% of the Development JV and would receive first proceeds for distributions from the company until the preferred holders had received proceeds equal to 100% of the initial capital contribution (“Basis”) plus an amount equal to 3.0% per annum of Basis compounded quarterly (“Preferred Return”), and thereafter proceeds would be distributed ratably to the holders of the preferred membership interests 80% and 20% to Parent.  The Preferred Return will be increased if the Development fails to obtain certain authorizations before June 30, 2018, from the City of La Habra Heights which are required in order to increase development activities in the Sansinena field, and increased again if the authorizations are still not obtained before December 31, 2019.

Under the Equity Letter of Intent, the Excluded Assets will consist of Excluded Assets held by Matrix, which includes 50% of Matrix’s working interest ownership in (i) the City of Whittier and (ii) the East LA Field, and Excluded Assets held by Royale, which includes the oil and gas leasehold interest, equipment and properties owned by Royale prior to February 1, 2018.  The Development JV will operate the Matrix Excluded Assets under terms of a joint operating agreement with Matrix.  The Royale Excluded Assets will not be operated by the Development JV
As proposed in the Equity Letter of Intent, other conditions of the equity investor financing include the following:
•	The Development JV will maintain a policy of hedging the maximum amount of its proved producing reserves for the 24 months into the future.

•
The Development JV would have a six member board of managers (or equivalent governing body); equity investor would appoint four members of the board and Royale would appoint two members of the board, with the expectation that Jonathan Gregory and Johnny Jordan would serve as initial appointees of Royale.  The current CEO of Royale, Jonathan Gregory, would also become CEO of the Development JV and transition to devoting most of his attention to the Development JV over a one year period.  The Development JV would also acquire Matrix Operator and its employees in order to continue their current development efforts on the property to be acquired by the Development JV.

•
The limited liability company for the Development JV would have customary minority investor rights, including limited co-sale rights, drag-along rights, information rights and anti-dilution protection.

•
Under terms of a management services agreement, Parent will provide the Development JV with its required accounting, financial reporting and analysis and regulatory support services for a payment of $180,000 per month for the first twelve months, and a fee of $150,000 per month thereafter.

All of the above conditions and arrangements are subject to further negotiation with the equity investor and will not be adopted unless and until a final definitive agreement for the proposed equity investment is completed.  We cannot be sure that we will complete the equity investment arrangements under the terms outlined above.

4.          Proposed Senior Secured Revolving Credit Facility

To provide capital for the Sunny Frog Acquisition and other general working capital purposes, Parent is currently negotiating, on behalf of the Development JV, definitive loan documents with, LegacyTexas Bank (“LegacyTexas”) with respect to a senior secured revolving credit facility.  LegacyTexas previously approved a similar credit facility for Parent when it was expected that Parent, and not the Development JV, would own and develop the oil and gas assets being contributed to the Development JV.  LegacyTexas has been advised of the terms of the Equity Letter of Intent and has not objected to its terms, but at present, Parent does not have a commitment letter or other description of the terms of the credit facility to be established for the Development JV.  It is expected that the terms of the credit facility for the Development JV would be similar to the one previously proposed for the Parent.  It is anticipated that any loan agreement would be secured by a first priority security interest in oil and gas properties of the Development JV and would close concurrently with, the Sunny Frog Acquisition and the equity investor financing.  Such a loan would be subject to customary covenants restricting the Development JV, and possibly Parent and its affiliates’ ability to incur additional indebtedness, create liens on assets, pay certain dividends and distributions engage in mergers, consolidations or acquisitions of substantially all assets of any other person, make certain loans and investments, engage in certain transactions with affiliates, sell or dispose of certain assets, enter into sale and leaseback transactions.

5.          Additional Board Members of Parent.

The merger agreement originally contemplated that Parent’s Board of Directors would be comprised of members originally appointed by Royale and Matrix until the next annual meeting of Parent, which is expected to be held in the late spring or summer of 2018.  One of Matrix’s original designees for director withdrew his name from consideration prior to the shareholders’ meetings at which the merger was approved by shareholders, and in January 2018 another of Matrix’s original designees resigned from the Parent’s Board.  Matrix has now designated two of the current directors of Matrix, Michael McCaskey and Jeff Kerns, as nominees for director of Parent.  The currently serving directors of Parent are expected to appoint Mr. McCaskey and Mr. Kerns as directors, filling the two vacant seats of Matrix designees until the next annual meeting of directors.

Name	Age	Positions Held

Michael McCaskey	63	Director
Jeff Kerns	60	Director

The Parent’s Board of Directors has determined that Mr. McCaskey and Mr. Kerns qualify as independent directors.

The following summarizes the business experience of Mr. McCaskey and Mr. Kerns for the past five years.

Michael McCaskey – Director

Mr. McCaskey currently serves as a Director and Vice President of Matrix Operator, and as a Director and the President of Matrix. He has been an employee of Matrix since 2001. He is a geologist with expertise in exploration and development assessment, reserve assessment, reservoir analysis, acquisition review, well site evaluations, bank relationships, community relationships, personnel hiring and team management. As a geologist, he has performed exploration and development evaluations in many of the oil and gas producing basins in the U.S., Europe and Africa. He has worked on over 250 well projects for Union Oil or California, Arco Exploration, Venoco and Matrix Oil Corporation in California, Texas, Rocky Mountain region, North Sea and West Africa. He has assisted in growth-phase hiring and management relative to building two small independent oil and gas companies. He has worked with the CA Regional Water Quality Board and the LA County Department of Public Works on assessment and remediation of oil facility sites in Los Angeles County. Mr. McCaskey has been active in the oil and gas industry since 1978 beginning as a Geologist with the U.S. Geological Survey. Mr. McCaskey graduated with a Bachelor’s Degree in Geology in 1978 from Texas A&M University and a Master’s Degree in Geology from Texas A&M University in 1981. He is currently a member of the American Association of Petroleum Geologists and the American Petroleum Institute.

Jeff Kerns – Director

Mr. Kerns currently serves as a Director, Vice President, and the Secretary of both Matrix Operator and Matrix. He has been an employee of Matrix since 1999. He is a Petroleum Engineer with expertise in field operations, reservoir assessment, well design, field accounting and team management.  Mr. Kerns has managed capital budgets and performed reservoir surveillance for thermal recovery projects, waterfloods, depletion and gas drive reservoirs.  He has also supervised numerous well workovers.  Mr. Kerns has been active in oil and gas industry since 1978 beginning as a roughneck and roustabout.  He has held various staff and supervisory positions for Mobil Oil, Venoco Corp. and his own consulting firm. He was a member of a select group in 1989-90 that authored Mobil Oil’s billion dollar, billion-barrel heavy oil development strategy for the San Joaquin Basin of California that has performed beyond expectations.  Jeff graduated with a Petroleum Engineering degree from Stanford University in 1979, is a registered professional engineer and is a director of a local Rotary Club and a local Sanitary District.

6.          Certain Waivers.

Matrix has agreed to waive the merger agreement requirement to have the listed persons, Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, sign employment agreements as a condition to the merger.

7.          Repayment of Outstanding Note to Joe Paquette.

In August 2016, Joe Paquette advanced $1,280,000 to Royale Energy in exchange for a one year note convertible into Royale common stock, upon approval of the merger transaction.  A dispute arose and is continuing about the agreed terms of the convertible note, which remains due and unpaid.  Royale is negotiating the extension and repayment of the note for cash plus interest, but no final agreement has been reached.  Royale expects that it would be able to repay the note from the equity investment proceeds, the final terms of which are also yet to be determined.

8.          Additional Risk Factors.

In addition to the risk factors contained in this Matrix Supplement, you should also consider the following risk factors before deciding whether to approve the Exchanges.

Repayment of Arena is dependent on obtaining additional financing.

Neither Matrix and its affiliates, nor Parent and Royale, could repay the Loan Agreement without additional financing.  Matrix, the Parent and Royale are working on the proposed equity investor financing and the Legacy Texas proposed loan facility, but in the case of the private equity investor financing the parties have only a non-binding letter of intent, and in the case of the proposed loan facility have no letter of intent or loan commitment.  There can be no assurance that these financing arrangements can be concluded in time to repay the Loan Agreement, whose maturity has been advanced to April 15, 2018.

The private equity investor Financing and Secured Credit Facility will restrict Parent’s ability to pay dividends or make distributions.

If successfully concluded, the private equity investor financing would be subordinated to the secured lender providing funds to make the Sunny Frog Acquisition.  All of the respective oil and gas properties of Parent and Matrix, including their leasehold and mineral interests, located in the State of California (subject to certain exceptions), and the rights to make the Sunny Fog Acquisition will be held by the proposed new organization, Development JV.  As a result, Parent, Royale and Matrix do not expect to be in a position to determine the timing and amount of dividends or distributions, if any, with respect to such properties, and they anticipate that such properties will not be available to them for sale or other disposition by Parent, Royale or Matrix.

Effect of Supplement.  This Matrix Supplement should be deemed incorporated into, and made a part of, the Prospectus.  This Matrix Supplement is qualified in its entirety by, and must be read in conjunction with, the Prospectus.

Additional Information.  If you have any questions, you may contact Johnny Jordan at (805)880-2600 or by e-mail at jjordan@matrixoil.com.  Statements made in this Matrix Supplement as to the contents of any contract or other document referred to are not necessarily complete, each such statement being qualified in all respects by such reference. Parent believes that such statements, however, contain a fair summary of the material portions of any such contract or other document. The documents described or referred to but not included herein may be examined upon notice to Parent at the address first listed above.

ROYALE ENERGY HOLDINGS, INC.
a Delaware corporation
1870 Cordell Court, Suite 210
El Cajon, CA 92020
(619) 383-6600

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYALE ENERGY, INC.

Date: February 26, 2018	By:	/s/ Jonathan Gregory
	Name:	Jonathan Gregory
	Title:	Chief Executive Officer